Exhibit 99.1

ALTERITY THERAPEUTICS LIMITED

[ACN 080 699 065]

(“the Company”)

OPTIONS PROSPECTUS

This Prospectus contains an offer of 285,087,720 options (Options) each with an exercise price of A$0.01 (1 Australian cent), expiry date of 31 August 2026 and which, upon exercise, entitle the holder to one fully paid ordinary share in the capital of the Company.

The offer of Options under this Prospectus is referred to as the Offer.

The Offer is only made to and capable of acceptance by investors identified by the Company who are invited to participate in the Offer, noting the Options are being issued as free-attaching to fully paid ordinary shares under the Placement as described in Section 1.1.

The Offer closes at noon (Melbourne time) on Tuesday 16 April 2024, which date or time may change without notice.

THIS DOCUMENT IS IMPORTANT AND SHOULD BE READ IN ITS ENTIRETY

It is important that you read this Prospectus carefully before deciding whether to accept the Offer. If you do not understand its contents you should consult your stockbroker, accountant or other professional adviser.

The securities offered under this Prospectus are considered highly speculative

CORPORATE DIRECTORY

ALTERITY THERAPEUTICS LIMITED

[ACN 080 699 065]

Directors

Geoffrey Kempler - Non-Executive Chairman

Lawrence Gozlan - Non-Executive Director

Peter Marks - Non-Executive Director

Brian Meltzer - Non-Executive Director

Chief Executive Officer

David Stamler

Company Secretary and Chief Financial Officer

Phillip Hains

Registered Office

Level 3, 62 Lygon Street

Carlton Victoria 3053

Tel: +61 3 9824 5254

Share Registrar

Computershare Investor Services Pty Ltd

Yarra Falls, 452 Johnston Street

Abbotsford Victoria 3067

ASX Code

ATH

Web Site

www.alteritytherapeutics.com

To view annual reports, shareholder and company information, news announcements, background information on the Company’s business and historical information, visit https://alteritytherapeutics.com/.

IMPORTANT NOTICES

This prospectus (Prospectus) is dated 12 April 2024. A copy of this Prospectus was lodged with the Australian Securities & Investments Commission (ASIC) on the same date. Neither ASIC nor ASX Limited (ASX) nor their respective officers take any responsibility as to the contents of this Prospectus.

Subject to the Corporations Act, the ASX Listing Rules and other applicable laws, the Company reserves the right to close the Offer early, to extend the Closing Date and/or any other dates (including where applicable by making an announcement of the extension to ASX), or not to proceed with the Offer described in this Prospectus.

The Offer is being made under this Prospectus closes at noon (Melbourne time) on Tuesday 16 April 2024, which date or time may change without notice.

This Prospectus is for an offer of options to acquire continuously quoted securities (the Options) and accordingly is not required by the Corporations Act to contain all the information normally required to be set out in a document of this type. This Prospectus contains and applies to the offer of Options.

This Prospectus incorporates by reference certain information contained in documents lodged with ASIC. A document incorporated by reference in this Prospectus in this manner may be obtained free of charge from the Company during the application period.

The Company has adopted a target market determination (TMD) for the Offer. The TMD is available at the website of the Company, www.alteritytherapeutics.com. By making an application under the Offer, an investor warrants that they have read and understood the TMD and that they meet the eligibility criteria of, and fall within the target markets set out in, the TMD.

No person is authorised to give any information or make any representation in connection with this Prospectus that is not contained in this Prospectus. Any information or representation not so contained may not be relied on as having been authorised by the Company in connection with the offer of securities.

This Prospectus does not constitute an offer in any place in which, or to any person to whom, it would not be lawful to make such an offer. The distribution of this Prospectus in jurisdictions outside Australia may be restricted by law and persons who come into possession of this Prospectus should observe any of those restrictions. Any failure to comply with the restrictions may constitute a violation of applicable securities law.

No action has been taken to register or qualify the offer of securities made under this Prospectus, or the securities themselves, or otherwise to permit a public offering of the securities offered under this Prospectus, in any jurisdiction outside Australia. The securities offered under this Prospectus have not been, and will not be, registered under the United States Securities Act of 1933 and should not be offered or sold within the USA.

No account has been taken of particular objectives, financial situation or needs of recipients of this Prospectus. Recipients of this Prospectus should have regard to their own objectives, financial situation and needs. Recipients of this Prospectus should make their own independent investigation and assessment of the Company, its business, assets and liabilities, prospects and profits and losses, and risks associated with investing. Independent expert advice should be sought before any decision is made to apply for securities under this Prospectus.

All monetary amounts in this Prospectus are in Australian dollars unless otherwise stated.

All dates and times are dates and times in Melbourne, Victoria, Australia unless otherwise stated.

The securities offered under this Prospectus are considered highly speculative.

TIMETABLE

Lodgement of Prospectus	12 April 2024
Opening date of Offer	12 April 2024
Closing date of the Offer at noon (Melbourne time)	16 April 2024
Proposed issue date under the Offer	16 April 2024

The above dates and times should be regarded as indicative only and may change without notice. All dates and times are Melbourne, Victoria, Australia time. Subject to the Corporations Act 2001 (Cth), the ASX Listing Rules and other applicable laws, the Company reserves the right to change the above dates or times, close the Offer before the date or time stated above, accept late applications under the Offer, extend the Closing Date or not proceed with the Offer. The Company reserves the right to extend the Closing Date or time by making an announcement of the extension to ASX. No securities will be issued on the basis of this Prospectus after 12 May 2025, being the expiry date of this Prospectus.

CONTENTS

1.	Details of the Offer	7
2.	Purpose of the Offer and this Prospectus	7
3.	Financial effect of the Offer	7
4.	Effect on Control and the Capital Structure of the Company	8
5.	Risks	9
6.	Acceptance Instructions	11
7.	Continuous Disclosure Obligations	12
8.	ASX Announcements	13
9.	Terms of securities offered	15
10.	Director’s interests	17
11.	Taxation	18
12.	Overseas Investors	18
13.	Privacy	18
14.	Electronic Prospectus	19
15.	Investment Decisions	19
16.	Future Performance	19
17.	Enquiries	19

KEY INVESTMENT RISKS – SUMMARY

Please read and consider this Prospectus in full and in conjunction with matters which have or may be referred to in the Company’s ASX announcements before applying for Options under the Offer.

Section 5 of this Prospectus contains an overview of some of the key risks associated with investment in the Company, including risks associated with the Offer as set out below:

●	Value of securities and share market conditions including liquidity risk.

●	Potential taxation consequences.

●	There being no guarantee that the share price of the Company will be greater than the exercise price of Options prior to the expiry date of Options.

The Company provided detailed disclosure of business risk factors in its item 3.D of its 2023 Annual Report for the reporting period ended 30 June 2023 that was released to ASX on 31 August 2023. The 2023 Annual Report has been lodged with ASIC and item 3.D of the 2023 Annual Report is incorporated by reference into this Prospectus in accordance with Section 712 of the Corporations Act. A copy of the 2023 Annual Report including item 3.D is available at www2.asx.com.au (search code “ATH”) and can be obtained from the Company upon request.

A selection of risk factors as described in item 3.D of the 2023 Annual Report are set out below:

(a)	The Company has a history of operating losses.

(b)	The Company relies on research institutions to conduct its clinical trials and may not be able to secure and maintain research institutions to conduct future trials. The institutions that the Company works with have their own limits and procedures that influence or limit the Company’s ability to conduct research and development and conduct of clinical trials. The Company’s reliance on these research institutions provides it with less control over the timing and cost of clinical trials, clinical study management personnel and the ability to recruit subjects.

(c)	If the Company does not obtain the necessary governmental approvals, it will be unable to develop or commercialise its pharmaceutical products.

(d)	The Company’s success depends upon its ability to protect its intellectual property and its proprietary technology, to operate without infringing the proprietary rights of third parties and to obtain marketing exclusivity for its products and technologies.

(e)	The Company consider proprietary trade secrets and/or confidential know-how and unpatented know- how to be important to its business.

(f)	The Company’s research and development efforts will be seriously jeopardised if it is unable to retain key personnel and cultivate key academic and scientific collaborations.

(g)	The testing, marketing and sale of human health care products also entails an inherent risk of product liability.

(h)	The biotechnology and pharmaceutical industries are subject to rapid and significant technological change. The Company’s competitors are numerous and include major pharmaceutical companies, biotechnology firms, universities and other research institutions.

Further details of the above risk factors, as well as information regarding additional business risk factors that may impact upon the Company, are set out in item 3.D of the 2023 Annual Report as described above.

ABOUT THE OFFER - SUMMARY

The following summary provides only a limited overview of the Offer made under this Prospectus. Further details are set out in this Prospectus. Please read and consider this Prospectus in full before making any decision regarding seeking to accept the Offer or otherwise investing in the Company.

Topic	Summary	For more information see:
What is the Offer?

An offer of an aggregate of 285,087,720 Options to subscribers for Shares under the Placement (refer to Section 1.1) on the basis of one Option for each Share issued under the Placement.

The issue of the Options was approved by shareholders at the general meeting of the Company held on 12 April 2024 (Meeting).

Sections 1.1 and 1.2
What are the terms of Options?

Each Option has an exercise price of $0.01 (1 Australian cent), have any expiry date of 31 August 2026 and, upon exercise, entitle the holder to one fully paid ordinary share in the capital of the Company.

Options have the same terms as the existing class of quoted options of the Company (ATHO).

Sections 1.1, 1.2 and 9.1
What is the purpose of the Offer?	The purpose of the Offer is to facilitate the issue of the Options as approved by shareholders at the Meeting and, in particular, to facilitate the secondary trading of Options and, if any, the secondary trading of Shares issued on exercise of Options.	Sections 1.2 and 2.
Who can apply under the Offer?	The Offer is only made to and capable of acceptance by participants in the Placement on the basis of one Option for every three Shares subscribed for and issued under the Placement to participants.	Sections 1.1 and 6
Are there risks associated with investment in the Company?	There are risks associated with investment in the Company. These include risks relating to the Options, risks relating to the Company and risks associated with financial investment generally. Please carefully consider the risks and the information contained in this Prospectus in conjunction with any specific matters which have or may be referred to in the Company’s ASX announcements before deciding to apply for or acquire Options or otherwise making an investment in the Company.	Section 5
What are the taxation implications of receiving securities?	Taxation implications will vary depending upon the specific circumstances of the investor. You should obtain professional advice as to the taxation treatment applicable to you.	Section 11
Where can I find more information?	For more information on the Company please see the Company’s website (www.alteritytherapeutics.com) or the Company’s ASX announcements (available on the ASX’s website www2.asx.com.au, search code “ATH”).	Sections 7, 8 and 17
What if I have questions about the Offer or how to apply?

You should consult your stockbroker, accountant, solicitor or other professional adviser before deciding to apply for Options.

Questions concerning the Offer can be directed to the Company by email to: info@alteritytherapeutics.com.

Section 17

1.	Details of the Offer

The Offer is made to offer Options to subscribers for Shares in the Placement (defined in Section 1.1) in accordance with the shareholder approval obtained at the Meeting.

1.1	Background – Placement

On 23 February 2024, Alterity Therapeutics Limited [ACN 080 699 065] (the Company) announced it had received binding commitments for a capital raising of A$3.25 million before costs via a placement (Placement) of an aggregate of 855,263,158 Shares at an issue price of A$0.0038 (0.38 Australian cents) per Share. The participants in the Placement were unrelated institutional, sophisticated, professional and other exempt investors who are clients of MST Financial Services Pty Ltd or other brokers, or which were identified by the Company as part of its investor relations program.

The 855,263,158 Shares were issued under the Placement on 4 March 2024 under the placement capacity available to the Company under ASX Listing Rule 7.1 and ASX Listing Rule 7.1A in combination.

Under the terms of the Placement, every three (3) Shares is to be accompanied by one (1) Option, subject to shareholder approval for the issue of Options which was obtained at the Meeting. The Options have the same terms as the existing listed ATHO options of the Company on issue at the date of this Prospectus. The full terms of Options are set out in Section 9.1.

1.2	The Offer

The Offer is an offer of an aggregate of 285,087,720 Options to subscribers for Shares under the Placement on the basis of one (1) Option for every three (3) Shares issued under the Placement. Further details with respect to the Placement are set out in Section 1.1.

1.3	ASX Listing – Options

The Company has applied to ASX for admission of the Options to official quotation before the date of this Prospectus. The fact that ASX may grant official quotation of the Options is not to be taken in any way as an indication of the merits of the Company or those securities. If ASX does not grant permission for the Official Quotation of Options within 3 months after the date of issue of this Prospectus (or such period as is permitted by the Corporations Act), the Company, in its absolute discretion, will either repay the application monies (if any) to applicants without interest or (subject to any necessary ASIC or ASX waivers or consents being obtained) issue a supplementary or replacement prospectus and allow applicants one month to withdraw their application and be repaid their application monies (if any) without interest.

2.	Purpose of the Offer and this Prospectus

The purpose of this Prospectus is to facilitate the issue of Options and, in particular, to facilitate the secondary trading of Options and, if any, the secondary trading of Shares issued on exercise of the Options issued under this Prospectus.

The purpose of the Offer and the issue of the Options is to reflect the terms of the Placement (being the issue of one (1) Option for every three (3) Shares issued under the Placement) and to implement the shareholder approval for the issue of the Options as received at the Meeting.

3.	Financial effect of the Offer

Noting the purpose of the Offer described in Section 2, the only impact of the Offer will be to reduce the cash reserves of the Company by the costs of the Offer. No funds will be raised under the Offer.

The anticipated costs of the Offer are set out in the table below:

Particulars	Amount ($)
Legal, printing and postage	$7,000
ASIC & ASX fees*	$16,000
TOTAL	$23,000

Noting the above, the Offer are anticipated to reduce the cash reserves of the Company by approximately $23,000, being the anticipated costs of the Offer and noting no funds are being raised under the Offer.

4.	Effect on Control and the Capital Structure of the Company

4.1	Capital Structure

The tables below set out the existing capital structure of the Company as at the date of this Prospectus and the effect on the Company’s capital structure of the Offer.

SHARES

The Company currently has 5,238,017,899 fully paid ordinary shares on issue, including Shares issued under the Placement. The Offer and the issue of the Options will not have any impact on the issued share capital of the Company unless and until the Options are exercised into fully paid ordinary shares (if any). There is no guarantee that a certain number of Options will be exercised, or any at all.

OPTIONS

The existing and proposed options of the Company are set out in the table below. All options other than the ATHO options are unlisted. The Options issued will form part of the ATHO option class on and from issue and are shown separately in the below table for identification purposes only:

ASX code	Number of options	Expiry Date	Exercise price
ATHAAI	1,942,857,123	31 August 2024	$0.007 (0.7 cents)
ATHAAE	19,250,000	29 November 2026	$0.0375 (3.75 cents)
ATHAAF	12,000,000	31 July 2024	$0.07 (7 cents)
ATHAAG	11,900,000	29 November 2026	$0.0238 (2.38 cents)
ATHAAB	35,000,000	17 September 2025	$0.09 (9 cents)
ATHAAH	8,000,000	19 December 2026	$0.0105 (1.05 cents)
ATHAAD	91,392,720	06 January 2026	$0.032 (3.2 cents)
ATHO	647,618,953	31 August 2026	$0.01 (1 cent)
To be ATHO once issued	285,087,720 (Options under the Offer)	31 August 2026	$0.01 (1 cent)

4.2	Control

Noting the Offer relates to the issue of convertible securities (being Options) only, the Offer and the issue of Options will not have a material impact on the control (as defined by section 50AA of the Corporations Act) of the Company. No investor or existing Shareholder will have a voting power greater than 20% as a result of the completion of the Offer and issue of the Options.

For indicative purposes only, the below tables have been prepared to illustrate the potential dilutive impact of the exercise of all Options issued under the Offer. The below tables do not take into account the issue of any other shares by the Company, including but not limited to on conversion of existing convertible securities including existing ATHO options that have the same terms as Options.

	Number	%
Existing Shares	5,238,017,899	94.8%
Shares issued on exercise of Options under the Offer	285,087,720	5.2%
Total Shares post Option exercise	5,523,105,619	100%

*	all percentages are subject to rounding

As noted above, these tables are provided for indicative purposes. No guarantee is given that a certain number of Options will be exercised into Shares, if any at all.

4.3	Details of substantial holders

As at lodgement of the Prospectus, the Company has received notification of two substantial (5%+) shareholders, being:

●	the Bank of New York Mellon Corporation and each Group Entity that together form the BNYMC Group, which hold a relevant interest in 1,940,388,748 Shares (approximately 37%). The relevant interest arises from the BNYMC Group having the limited power to dispose of, or control exercise of power to dispose of, securities deposited with or held by BNYMC (or its custodian or agent) in its capacity as depositary administering an American depository receipts (ADR) program for the Company.

●	JPMorgan Chase & Co and its affiliates that together form JPMorgan, which holds a relevant interest in 368,579,211 Shares (approximately 7%).

The issue of Options under the Offer will not impact the relevant interests of the BNYMC Group or JP Morgan.

5.	Risks

The securities offered under this Prospectus are considered highly speculative. An investment in the Company carries risk. The Directors strongly recommend potential investors consider the risk factors described below, together with information contained elsewhere in the Prospectus.

This section identifies circumstances the Directors regard as risks associated with investment in the Company and which may have a material adverse impact on the financial performance of the Company if they were to arise.

Specifically:

●	the Offer (including securities under the Offer) are subject to specific risks (refer to Section 5.1); and

●	the business, assets and operations of the Company are subject to further risk factors. The Company provided detailed disclosure of business risk factors in item 3.D of its 2023 Annual Report for the reporting period ended 30 June 2023 that was released to ASX on 31 August 2023. The 2023 Annual Report has been lodged with ASIC and item 3.D of 2023 Annual Report is incorporated by reference into this Prospectus in accordance with Section 712 of the Corporations Act.

A copy of item 3.D of the 2023 Annual Report is available at www2.asx.com.au (search code “ATH”) and can be obtained from the Company upon request. A selection of the risk factors as contained in item 3.D of the 2023 Annual Report are set out in Section 5.2.

Where possible, the Directors aim to manage these risks by carefully planning the Company’s activities and implementing risk control measures. However, some of the risks identified are highly unpredictable or are out of the control of the Company and the Company is therefore limited to the extent it can effectively manage them. These risk factors are not intended to be an exhaustive list of risks to which the Company is, or will be, exposed.

5.1	Risks associated with the Offer

(a)	Value of securities, liquidity and share market conditions

The market price of the Company’s ordinary shares is subject to varied and unpredictable influences on the market for equities in general. Market conditions and lack of liquidity may affect the value of the Company’s ordinary shares regardless of the performance of the Company. No assurance is given that there will be, or continue to be, an active market for the Shares or if an active market will be established for the Options if quoted (listed). The trading price of Shares may fall as well as rise.

(b)	Taxation consequences

Participation in the Offer may have taxation consequences depending on the particular circumstances of the recipient. You should seek your own professional advice before investing in the Company.

(c)	Exercise price of securities

There is no guarantee that the share price will be greater than the exercise price up to the expiry date of 31 August 2026 for the Options. Accordingly, there is a risk that securities will be out of the money during the exercise period, which will affect the value of the securities.

5.2	Company Specific Risks

As noted above, the below represent a selection of the risk factors contained in item 3.D of the 2023 Annual Report released to ASX on 31 August 2023 which is available at www2.asx.com.au (search code “ATH”) and can be obtained from the Company upon request:

(a)	The Company has a history of operating losses. The Company will need additional funding to complete its clinical trials and to operate its business; such funding may not be available or, if it is available, such financing is likely to be dilutive to existing shareholders.

(b)	The Company relies on research institutions to conduct its clinical trials and may not be able to secure and maintain research institutions to conduct future trials. The institutions that the Company works with have their own limits and procedures that influence or limit the Company’s ability to conduct research and development and conduct of clinical trials. The Company’s reliance on these research institutions provides it with less control over the timing and cost of clinical trials, clinical study management personnel and the ability to recruit subjects.

(c)	If the Company does not obtain the necessary governmental approvals, it will be unable to develop or commercialise its pharmaceutical products. The pharmaceutical and biotechnology industries are subject to extensive regulation, and from time to time legislative bodies and governmental agencies consider changes to such regulations that could have significant impact on industry participants.

(d)	The Company’s success depends upon its ability to protect its intellectual property and its proprietary technology, to operate without infringing the proprietary rights of third parties and to obtain marketing exclusivity for its products and technologies. Patent matters in biotechnology are highly uncertain and involve complex legal and factual questions. Accordingly, the availability and breadth of claims allowed in biotechnology and pharmaceutical patents cannot be predicted.

(e)	The Company consider proprietary trade secrets and/or confidential know-how and unpatented know- how to be important to its business. The Company may rely on trade secrets and/or confidential know- how to protect its technology, especially where patent protection is believed by the Company to be of limited value. However, trade secrets and/or confidential know-how can be difficult to maintain as confidential.

(f)	The Company’s research and development efforts will be seriously jeopardised if it is unable to retain key personnel and cultivate key academic and scientific collaborations.

(g)	The testing, marketing and sale of human health care products also entails an inherent risk of product liability. The Company may incur substantial liabilities or be required to limit development or commercialisation of its candidate products if it cannot successfully defend itself against product liability claims.

(h)	The biotechnology and pharmaceutical industries are subject to rapid and significant technological change. The Company’s competitors are numerous and include major pharmaceutical companies, biotechnology firms, universities and other research institutions. These competitors may develop technologies and products that are more effective than any that the Company is developing, or which would render its technology and products obsolete or non-competitive. Many of these competitors have greater financial and technical resistance and manufacturing and marketing capabilities than the Company does. In addition, many of the Company’s competitors have much more experience than it does in pre-clinical testing and human clinical trials of new or improved drugs, as well as in obtaining regulatory approvals.

5.3	Investment Speculative

The above list of risk factors ought not to be taken as an exhaustive list of the risks faced by the Company or in connection with an investment in the Company. The above risk factors, and other risk factors not specifically referred to above, may materially affect the future financial performance of the Company and the value of the securities offered under this Prospectus. Shares issued on exercise of Options carry no guarantee with respect to the payment of dividends, returns of capital or market value. The Company does not expect to declare any dividends for the foreseeable future.

Potential investors should consider that the investment in the Company is highly speculative.

6.	Acceptance Instructions

Applications under the Offer must be made pursuant to the application form provided by the Company for the participation in the Offer. The Company may determine at its absolute discretion whether to accept any or all applications under the Offer, including applications received under the Offer after the Closing Date at its absolute discretion.

This Prospectus does not constitute an offer in any place in which, or to any person to whom, it would not be lawful to make such an offer. Persons residing in countries outside Australia should consult their professional advisers as to whether governmental or other consent are required or whether formalities need to be observed for them to participate in the Offer.

No account has been taken of the particular objectives, financial situation or needs of recipients of this Prospectus. Because of this, recipients of this Prospectus should have regard to their own objectives, financial situation and needs.

Recipients of this Prospectus should make their own independent investigations and assessment of the Company, its business, assets and liabilities, prospects and profits and losses, and the risks associated with investing in the Company. Independent expert advice should be sought before any decision is made to accept the Offer or otherwise invest in the Company.

If you have any questions about the Offer please contact the Company at +61 3 8669 1408.

7.	Continuous Disclosure Obligations

This Prospectus is issued by the Company in accordance with the provisions of the Corporations Act applicable to a prospectus for continuously quoted securities or securities convertible into continuously quoted securities.

Section 713 of the Corporations Act enables a company to issue a special prospectus where the securities under that prospectus are continuously quoted securities within the meaning of the Corporations Act. This generally means that the relevant securities are in a class of securities that were quoted enhanced disclosure securities at all times during the 3 months before the date of this Prospectus and other requirements relating to the Company not being subject to various exemptions and orders under the Corporations Act within the last 12 months are met.

In summary, special prospectuses are required to contain information in relation to the effect of the offer of securities on the company and the rights and liabilities attaching to the securities. It is not necessary to include general information in relation to all of the assets and liabilities, financial position, profits and losses or prospects of the issuing company. Accordingly, this Prospectus does not contain the same level of disclosure as a prospectus of an unlisted company or an initial public offering prospectus.

Having taken such precautions and having made such enquiries as are reasonable, the Company believes that it has complied with the general and specific requirements of ASX as applicable from time to time throughout the 12 months before the date of this Prospectus which required the Company to notify ASX of information about specified events or matters as they arise for the purpose of ASX making that information available to the stock market conducted by ASX.

For the purpose of satisfying section 713(5) of the Corporations Act a prospectus must incorporate information that:

(a)	has been excluded from a continuous disclosure notice in accordance with the ASX Listing Rules; and

(b)	is information that investors and their professional advisors would reasonably require for the purpose of making an informed assessment of:

●	the assets and liabilities, financial position and performance, profit and losses and prospects of the Company; and

●	the rights and liabilities attaching to the securities being offered.

The prospectus must contain this information only to the extent to which it is reasonable for investors and their professional advisors to expect to find such information in the prospectus. The Company is not aware of any matters that need to be disclosed under this section of the Corporations Act that have not been previously disclosed or which have not been set out in this Prospectus.

The Company operates an ongoing business and reports regularly on its activities. The Company from time to time seeks to engage in discussions on an ongoing basis in respect of potential opportunities. Funds may be used to fund the costs associated with identifying, investigating and pursuing such opportunities. While the Company may seek to negotiate such opportunities there is no certainty any such arrangement(s) will be finalised on particular terms, at a specific time, or at all. The Company will make further announcements in respect of any such opportunities (if any) in accordance with its continuous disclosure obligations as developments, if any, occur (however no guarantee can be given that such developments, if any, will occur).

As a disclosing entity under the Corporations Act, the Company is subject to regular reporting and disclosure obligations. Copies of documents lodged with ASX and ASIC in relation to the Company may be obtained from or inspected by accessing the respective websites.

Any person may request, and the Company will provide free of charge, a copy of each of the following documents during the acceptance period of this Prospectus:

(a)	The half year financial report of the Company for the half year ended 31 December 2023 (released to ASX on 28 February 2024), being the most recent financial report of the Company before the lodgement of this Prospectus with ASIC; and

(b)	The annual financial report of the Company for the financial year ended 30 June 2023 (released to ASX on 31 August 2023), being the most recent annual financial report of the Company before the lodgement of this Prospectus with ASIC; and

(c)	Any continuous disclosure notices given by the Company since the lodgement of the Annual Financial Report referred to in (b) above before lodgement of this Prospectus. Continuous disclosure notices given by the Company since the lodgement of the Annual Financial Report to the date of this Prospectus are listed in Section 8 of this Prospectus.

Such documents are also available online from the ASX website at www2.asx.com.au, search code “ATH”.

8.	ASX Announcements

The following announcements (continuous disclosure notices) have been made by the Company to ASX since lodging its annual financial report for the year ended 30 June 2023 with ASIC:

Date	Headline
12 April 2024	Results of Extraordinary General Meeting
10 April 2024	Alterity to Present New ATH434 Data at Orphan Drug Congress
26 March 2024	Alterity Receives a $3.9 million R&D Tax Incentive Refund
25 March 2024	Change in substantial holding
14 March 2024	Notice of Extraordinary General Meeting/Proxy Form
7 March 2024	Becoming a substantial holder
6 March 2024	Change in substantial holding
4 March 2024	Notice Under Section 708A
4 March 2024	Application for quotation of securities - ATH
29 February 2024	Change in substantial holding
28 February 2024	Half Yearly Report and Accounts
23 February 2024	Proposed issue of securities - ATH
23 February 2024	Proposed issue of securities - ATH
23 February 2024	Alterity Therapeutics Raises $3.25 M AUD in Placement
22 February 2024	Trading Halt
20 February 2024	Alterity to Present New Data at the AAN 2024 Annual Meeting
16 February 2024	Prospectus Supplement
12 February 2024	Change in substantial holding
6 February 2024	Phase 2 DMC Recommends Continuing Clinical Trial as Planned
6 February 2024	Change in substantial holding
2 February 2024	Notification regarding unquoted securities - ATH
2 February 2024	Application for quotation of securities - ATH
2 February 2024	Alterity Successfully Completes Securities Purchase Plan SPP
1 February 2024	Ceasing to be a substantial holder
31 January 2024	Quarterly Activities/Appendix 4C Cash Flow Report

Date	Headline
31 January 2024	Change in substantial holding
22 January 2024	Shareholder Letter Reports Pipeline Advances and Milestones
18 January 2024	ATH Options Range of Units and Top 20 Holders
18 January 2024	Application for quotation of securities - ATH
18 January 2024	Change in substantial holding
12 January 2024	Change in substantial holding
11 January 2024	Change of Director’s Interest Notice PM BM
11 January 2024	SPP with Continued Support from Institutional Shareholders
10 January 2024	Becoming a substantial holder
10 January 2024	Securities Purchase Plan (SPP) Documents Dispatched
10 January 2024	Change in substantial holding
8 January 2024	Notification regarding unquoted securities - ATH
8 January 2024	Notice Under Section 708A
8 January 2024	Application for quotation of securities - ATH
8 January 2024	Alterity Completes Tranche Two of Placement Raising A$3.5M
5 January 2024	Update - Proposed issue of securities - ATH
5 January 2024	Update - Proposed issue of securities - ATH
29 December 2023	Shareholders Approve Tranche Two of Placement and SPP
29 December 2023	SPP Prospectus
29 December 2023	Options Prospectus
29 December 2023	Results of Extraordinary General Meeting
29 December 2023	Presentation to Extraordinary General Meeting
22 December 2023	Change in substantial holding
21 December 2023	Notification regarding unquoted securities – ATH
21 December 2023	Alterity Appoints Phillip Hains as Chief Financial Officer
18 December 2023	Update – Proposed issue of securities - ATH
14 December 2023	Change in substantial holding
12 December 2023	Change in substantial holding
11 December 2023	Grant of Waiver & Addendum - EGM 29 December 2023
11 December 2023	Ceasing to be a substantial holder
11 December 2023	Change in substantial holding
8 December 2023	Change in substantial holding
8 December 2023	Change in substantial holding
7 December 2023	Virtual access to Extraordinary General Meeting 29 Dec 2023
6 December 2023	Becoming a substantial holder
4 December 2023	Webcast to Discuss ATH434 Efficacy Data in Primate Model
4 December 2023	Positive Efficacy Data for ATH434 in a Primate Model of PD
1 December 2023	Change in substantial holding
30 November 2023	Notice of Extraordinary General Meeting/Proxy Form
30 November 2023	Notification of cessation of securities - ATH
29 November 2023	Results of Annual General Meeting
29 November 2023	Notice Under Section 708A
29 November 2023	Application for quotation of securities - ATH

Date	Headline
29 November 2023	Alterity completes Placement Tranche One raising $1.3M
29 November 2023	Chairman’s Address 2023 Annual General Meeting
29 November 2023	Presentation to Annual General Meeting
27 November 2023	ATH presents Novel Biomarker Data for Evaluation of MSA
22 November 2023	Proposed issue of securities - ATH
22 November 2023	Investor Presentation
22 November 2023	Proposed issue of securities - ATH
22 November 2023	Proposed issue of securities - ATH
22 November 2023	Alterity Therapeutics Raises $4.8M AUD in Placement
20 November 2023	Trading Halt
16 November 2023	New Data Demonstrating Novel Mechanisms of ATH434
8 November 2023	ATH completes enrolment in ATH434-201 Phase 2 clinical trial
31 October 2023	Notice of Annual General Meeting/Proxy Form
30 October 2023	Quarterly Activities/Appendix 4C Cash Flow Report
3 October 2023	SEC Form F-3
13 September 2023	Notification of cessation of securities - ATH
1 September 2023	Alterity Form 20-F and XBRL data filed with SEC
31 August 2023	Appendix 4G and Corporate Governance Statement 2023
31 August 2023	Appendix 4E and Annual Report 2023

Any person may request, and the Company will provide free of charge, a copy of any of the above announcements during the application period of this Prospectus.

The Company may make further announcements to ASX from time to time. Announcements are released by ASX on its website, www2.asx.com.au under the Company’s ASX code “ATH” and copies of announcements can be obtained from the Company upon request and are available on the Company’s website www.alteritytherapeutics.com. Prospective investors are advised to refer to ASX’s website for updated releases about events or matters affecting the Company.

In making statements in this Prospectus, it is noted that the Company is a disclosing entity for the purposes of the Corporations Act and certain matters may reasonably be expected to be known to investors and professional advisers whom potential investors may consult.

9.	Terms of securities offered

9.1	Options

(a)	Each Option entitles the holder to one fully paid ordinary share in the capital of Alterity Therapeutics Limited [ABN 37 080 699 065] (the Company) (each a Share).

(b)	The Options may be exercised at any time prior to 5.00pm Melbourne time on 31 August 2026 (Expiry Date).

(c)	The exercise price of the Options is A$0.01 (1 Australian cent) each (Exercise Price).

(d)	The Company may seek quotation (listing) of the Options, subject to meeting the quotation requirements of the Australian Securities Exchange (ASX). The Options may accordingly be quoted (listed).

(e)	The Options are transferable, subject at all times to the requirements of the Australian Corporations Act 2001 and any other applicable law or regulation.

(f)	To exercise the Options, each Option holder must duly complete, execute and deliver to the Company an exercise notice in the form provided to the Option holder or as otherwise acceptable to the Company (Notice of Exercise). Options may be exercised by the Option holder in whole or in part by completing the Notice of Exercise (or such other form of written notice of exercise acceptable to the Company) and delivering it to the Company Secretary at its registered office or to its designated registry (which may include delivery or giving by electronic means), to be received prior to the Expiry Date. The Notice of Exercise must, among other things, state the number of Options exercised, the consequent number of Shares to be allotted and the identity of the proposed allottee. The Notice of Exercise by an Option holder must be accompanied by payment (which may be made by electronic funds transfer by prior arrangement in writing with the Company or its designated registry) in full for the relevant number of Shares being subscribed, being an amount of the Exercise Price per Option exercised.

(g)	All Shares issued upon the exercise of the Options will rank equally in all respects with the Company’s then issued Shares. The Company will apply to the ASX for all Shares issued pursuant to the exercise of the Options to be admitted to quotation.

(h)	In the event of a pro rata entitlements issue to the Company’s shareholders, the Exercise Price shall be reduced in accordance with the formula set out in ASX Listing Rule 6.22.2.

(i)	In the event of a bonus issue the number of Shares over which the Option is exercisable shall be increased by the number of Shares which the Option holder would have received if the Option had been exercised before the record date for the bonus issue.

(j)	In the event of any reorganisation of the capital of the Company (including consolidation, subdivisions, reduction or return) prior to the Expiry Date the rights of an Option holder will be changed to extent necessary to comply with the Listing Rules of the ASX applying to a reorganisation of the capital at the time of the reorganisation.

(k)	There are no participating rights or entitlements inherent in the Options and an Option holder will not be entitled to participate in new issues of capital offered to the Company’s shareholders during the term of the Options. However, the Company will if required by the Listing Rules of ASX send a notice to the Option holder at least 3 business days (or such longer period as the Listing Rules of ASX require) before the record date of any new issues of capital offered to the Company’s shareholders in order to give the Option holder the opportunity to exercise their Options prior to the date for determining entitlements to participate in any such issue. Notice may be sent to the last email address advised by the Option holder.

(l)	The Options will not give any right to participate in dividends until Shares are issued pursuant to the exercise of the relevant Options.

(m)	The Options may not be exercised by or on behalf of a person in the United States unless the Options and the underlying Shares have been registered under the US Securities Act of 1933, as amended, and applicable state securities laws, or exemptions from such registration requirements are available.

9.2	Shares on exercise of Options

Shares issued on exercise of Options will be fully paid ordinary shares in the capital of the Company, which will rank equally with, and will have the same voting and other rights as existing issued shares of the Company. The rights attaching to the Company’s shares are set out in the Company’s constitution, the Listing Rules of ASX and the Corporations Act. The Company’s constitution has been lodged with ASIC. The constitution contains provisions of the kind common for public companies in Australia and are taken to be included in this Prospectus by operation of Section 712 of the Corporations Act. Any person may request a copy of the constitution during the application period of the Prospectus, which the Company will provide free of charge.

9.3	General

The Offer and any application concerning the issue of Options under this Prospectus shall be governed and construed in accordance with the laws of Victoria, Australia.

10.	Director’s interests

10.1	Securities

The Directors’ direct and indirect interests in securities of the Company as at the date of this Prospectus are set out in the table below. The Directors are not able to participate in the Offer:

SHARES & OPTIONS

Director/Shareholder (and/or associate(s))	Shares		Options
	Number	%
Geoffrey Kempler	18,011,000	0.34%	14,000,000
Lawrence Gozlan	Nil	0.00%	7,000,000
Peter Marks	7,185,968	0.14%	16,523,809
Brian Meltzer	7,469,523	0.14%	16,523,809
TOTAL:	32,666,491	0.62%	54,047,618

Notes to the above table:

(1)	The above does not take into account the issue of any Shares or other securities, including but not limited to as a result of the exercise of Options issued under the Offer (if any).
(2)	All percentages are rounded to two decimal places.

10.2	Remuneration and Payments to Directors

Directors are entitled to receive directors’ fees and other remuneration from the Company in relation to services provided to the Company. Details of the cash remuneration paid or agreed to be paid to the Directors in the two years prior to the lodgement of this Prospectus (excluding GST, if applicable) are as follows:

Director	April 2022 – March 2023	April 2023 – March 2024
Geoffrey Kempler	$313,133	$305,183
Lawrence Gozlan	$70,000	$70,000
Peter Marks	$70,000	$70,000
Brian Meltzer	$70,000	$70,000

Note to table:

●	The remuneration set out above reflects cash paid to Directors only and includes base salaries paid in connection with director engagements, allowances for travel and compulsory contributions toward director nominated superannuation funds as required by Australian employment law.

10.3	Other

Except as disclosed in this Prospectus:

(a)	no person has paid or agreed to pay any amount to any Director or has given or agreed to give any benefit to any Director, to induce the Director to become, or to qualify as, a Director or otherwise for services rendered by the Director in connection with the formation or promotion of the Company or the Offer.

(b)	no Director has, or has had within two years of lodgement of this Prospectus, any interest in:

●	the formation or promotion of the Company; or

●	any property acquired or proposed to be acquired by the Company in connection with its formation or promotion of the Offer made under this Prospectus; or

●	the Offer made under this Prospectus.

11.	Taxation

Recipients of this Prospectus and the Offer should seek and obtain their own taxation advice.

12.	Overseas Investors

This Prospectus and any application form do not constitute an offer in any jurisdiction in which, or to any persons to whom, it would not be lawful to make such an offer.

This Prospectus does not constitute an offer for securities in any place where, or to any person whom, it would be unlawful to make such an offer. The distribution of this Prospectus in jurisdictions outside Australia may be restricted by law, and persons outside Australia who comes into possession of this Prospectus should seek advice on, and observe any, such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws. No action has been taken to register or qualify the securities under this Prospectus or otherwise to permit a public offering of the securities in any jurisdiction outside Australia. The Company does, however, reserve the right (at its absolute discretion) to accept an application from a shareholder if it is satisfied that the making and acceptance of the application complies with the requirements of the relevant jurisdiction.

The Offer has not been, and will not be, registered under the US Securities Act and has not been made in the United States of America or to persons resident in the United States of America.

13.	Privacy

Personal information is collected on application forms by the Company and the Share Registry for processing applications, maintaining registers of security holders, facilitating distribution payments and other corporate actions and communications. Acceptances might not be processed efficiently, or at all, if the information requested is not provided. Personal information about recipients may be disclosed to external service providers such as print or mail service providers as required or permitted by law. A recipient who would like details of their personal information held by the Company or its Share Registry, or who would like to correct information that is incorrect or out of date, should contact the Company by email, by telephone or at the address shown in the Corporate Directory. In accordance with the Corporations Act, recipients may be sent material (including marketing material) in addition to general corporate communications. Recipients may elect not to receive marketing material by contacting the Share Registry’s Privacy Officer. Recipients can also request access to, or corrections of, personal information held by the Company by writing to the Company.

14.	Electronic Prospectus

This Prospectus is available in electronic format via the ASX website, www2.asx.com.au (search code “ATH”) and via the Company’s website at www.alteritytherapeutics.com.

Persons having received this Prospectus in electronic form may, during the offer period, obtain a paper copy of this Prospectus (free of charge) by contacting the Company by email to info@alteritytherapeutics.com.

Applications under the Offer may only be made in accordance with the application form which will form part of or will be accompanied by the complete and unaltered electronic version of this Prospectus. The Corporations Act prohibits any person from passing on to another person a personalised Application Form unless it is attached to or accompanied by a hard copy of this Prospectus or by the complete and unaltered electronic version of this Prospectus.

The Company reserves the right not to accept an application form from a person if it has reason to believe that when that person was given access to the electronic Application Form, it was not provided together with the complete and unaltered electronic version of this Prospectus.

15.	Investment Decisions

The information in this Prospectus does not constitute financial product advice. This Prospectus does not take into account the investment objectives, financial situation, tax position and particular needs of individual investors. Investors should obtain their own independent advice and consider the appropriateness of the Offer having regard to their own objectives, financial situation, tax position and needs.

16.	Future Performance

Except as required by law, and only then to the extent so required, neither the Company nor any other person warrants the future performance of the Company, or any return on any investment made pursuant to this Prospectus. An investment under the Offer should be considered speculative.

17.	Enquiries

If you have any questions regarding the content of this Prospectus or how to complete the Personalised Application Form, you should contact your stockbroker, accountant or independent professional financial adviser prior to applying for securities under this prospectus.

If you have any questions regarding the Offer, please contact the Company at info@alteritytherapeutics.com.

No person is authorised to give information or make any representation in connection with this Prospectus which is not contained in this Prospectus. Any such information not so contained may not be relied on as having been authorised by the Company in connection with this Prospectus.

DIRECTORS’ RESPONSIBILITY STATEMENT

The Directors of the Company have authorised the lodgement of this Prospectus with ASIC.

Peter Marks

Non-Executive Director